                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)




                             Scriptel Holding, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.10 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  811075 10 0
  -----------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]    (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13G

 CUSIP NO. 811075 10 0

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Gerald S. Jacobs                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     | The reporting person disclaims membership in any group.                                 (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | United States of America                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | SOLE VOTING POWER                                                                                 |
|     |                                                                                                   |
|     | 8,186,072                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | SHARED VOTING POWER                                                                               |
|     |                                                                                                   |
|     | -0-                                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   7 | SOLE DISPOSITIVE POWER                                                                            |
|     |                                                                                                   |
|     | 8,186,072                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|   8 | SHARED DISPOSITIVE POWER                                                                          |
|     |                                                                                                   |
|     | -0-                                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 8,186,072                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 16.4%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON                                                                          |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

                       ITEMS 1 THROUGH 10 OF SCHEDULE 13G
                                      FOR
                                GERALD S. JACOBS


Item 1.

        (a)     Name of Issuer:  Scriptel Holding, Inc.
        (b)     Address of Issuer's Principal Executive Offices:
                4145 Arlington Plaza, Columbus, Ohio 43228-4115.

Item 2.

        (a)     Name of Person Filing:  Gerald S. Jacobs.
        (b) Address of Principal Business Office: 6580 Busch Boulevard, Suite 321, Columbus, Ohio 43229.
        (c)     Citizenship:  United States of America.
        (d)     Title of Class of Securities:  Common Stock, $.10 par value.
        (e)     CUSIP Number:  811075 10 0.

Item 3.         Not Applicable.

Item 4. The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.         Not Applicable.

Item 6.         Not Applicable.

Item 7.         Not Applicable.

Item 8.         Not Applicable.

Item 9.         Not Applicable.

Item 10.        Not Applicable.


                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


February 10, 1997                       /s/ Gerald S. Jacobs
                                        --------------------------------------
                                        Gerald S. Jacobs